

10016124

FILE NO. 82-34745

SEC Mail Processing Section

JUL 30 2010

Washington, DC 110

SUPPL

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Atco Ltd.
Symbol : ACO.X
Reporting Period: 05/01/2010 - 05/31/2010

Summary

Issued & Outstanding Opening Balance : 51,390,206 As at : 05/01/2010

Effect on Issued & Outstanding Securities

Employee Stock Option Plan	1,500
Other Issuances and Cancellations	-16,500
Issued & Outstanding Closing Balance :	51,375,206

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: 711,900 As at : 05/01/2010

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
05/31/2010	N		1,500		

Filer's comment
TSX Reserved = 2,303,900 TSX Available = 1,593500

Totals		0	1,500	0	0

Stock Options Outstanding Closing Balance: 710,400 As at : 05/31/2010

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/31/2010	Issuer Bid	-16,500
Totals		-16,500

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: frances.vanderbasch@atco.com
Submission Date: 06/04/2010
Last Updated: 06/04/2010

dw 8/10

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	05/01/2010 - 05/31/2010

Summary

Issued & Outstanding Opening Balance :	6,859,258	As at :	05/01/2010

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	6,859,258

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	06/04/2010
Last Updated:	06/04/2010